SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Q4’25 Results 1 Q4 2025 Earnings Presentation Feb 25, 2026 Q4’25 Results 2 Investor Relations Officer Guilherme Souto Welcome Q4’25 Results 3 Founder, Chief Executive Officer and Chairman David Vélez Chief Financial Officer Guilherme Lago Q4’25 Results 4 This presentation speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data. This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the sections entitled “Risk Factors,” “Forward-Looking Statements” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions. Disclaimer The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain. In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian Real, the official currency of Brazil. Beginning the fourth quarter of 2025, Nubank introduced its Managerial P&L, representing an evolution in our disclosure framework to better explain value creation across an increasingly multi-product, multi-segment, and multi-country platform. The Managerial P&L is a structural, complementary reorganization of IFRS line items designed to enhance comparability as the business scales, grounded in economic and operational substance. This framework preserves net income, cash flow, and capital, is fully reconciled to IFRS, and is designed for external assurance. All financial metrics presented reflect this framework. A full reconciliation of non-IFRS measures to the most directly comparable IFRS measures is available in our Managerial P&L Reconciliation Report and in the appendix of the earnings presentation. Q4’25 Results 5 Customers (MM) ARPAC (US$) Gross Profit (US$MM) Efficiency Ratio (%) Revenues (US$BN) Net Income (US$MM) %Adult Population 62% 15% 11% Sustained Growth of One of the World's Largest Digital Banking Platforms 54 75 94 114 131 Q4'21 Q4'22 Q4'23 Q4'24 Q4'25 CAGR: 152% FXN (66) 58 361 553 895 Q4'21 Q4'22 Q4'23 Q4'24 Q4'25 CAGR: 22% 76% 82% 83% 83% 83% % Activity Ratio Note 1: ‘Active Customers’ relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period. Note 2: ‘Activity Rate’ is defined as monthly active customers divided by the total number of customers as of a specific date. Note 3: Adult population is defined as 18+ years. Note 4: For Brazil, the % of adult population is calculated as Nu’s Brazilian adult customers divided by the adult population of the country. For Mexico and Colombia, the % is calculated as Nu’s customers divided by the adult population of each country. Note 4: ‘Average revenue per active customer’ or ‘ARPAC’ is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Note 5: Efficiency Ratio is defined as Total Operating Expenses divided by NII and Fee Income net of Transactional Cost and Revenue-Based Taxes. Note 6: Amounts are presented in US dollars and growth rates on an FX Neutral basis. Note 7: Q4’22 Nu Consolidated Net Income excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu , IBGE, INEGI, DANE. CAGR: 68% FXN 591 1,463 2,455 3,101 4,857 Q4'21 Q4'22 Q4'23 Q4'24 Q4'25 177 550 1,084 1,317 1,961 Q4'21 Q4'22 Q4'23 Q4'24 Q4'25 CAGR: 81% FXN CAGR: 30% FXN 5 8 11 11 15 Q4'21 Q4'22 Q4'23 Q4'24 Q4'25 78% 41% 27% 22% 20% Q4'21 Q4'22 Q4'23 Q4'24 Q4'25 Q4’25 Results 6 Our Strategic Priorities for 2026 Largest and most loved digital retail bank Strengthen foundations for international expansion AI as a Superpower Doubling down on Brazil, Mexico and Colombia, strengthening our banking franchise through superior experience, principality, and sustained growth Building the foundations to scale our model globally, starting with the US, while Latin America remains our primary growth engine Embedding AI as a structural advantage to drive better decisions, personalized experiences, and stronger economics Q4’25 Results 7 January December OXXO CICO Partnership Open Finance: One-Click Deposits CC Bill Insurance Protection Hub MX Cross Borders Transfers NuScore Colombia Instant Payments (Bre-B) Payroll Expansion (RJ state and BH City) Travel Hub PIX NFC PIX and PIX Financing with AI Credit Builder Experience Turbo Moneyboxes Private Payroll Fresh Start Campaign Round-up Savings Fixed Income Radar New Cashback Redemption UI Nu U18 Expansion (6-9 years) Travel Hub Price Alerts Nubank+ Revamped Benefits Automatic PIX NuScore: Limit Evolution Under 18 Credit Card Credit Card Bill Spend Tracker Invoice Anticipation for SMEs Salary Portability New Flow NuScore: CPF Monitoring NuCoin 2.0 Portfolio Recommendation Financial Summary NuCel Physical SIM Open Finance: Investments Aggregator Ultravioleta 2.0 NuAsset Bitcoin Futures ETF Payroll Expansion (SP City and State) NuCol Street Mode Protection Open Finance: One-Click Transfer Out UV Benefit: Zero Fees for Cryptos NuAsset HGBR11 and HYBR11 ETFs NuMex Scam Alert PIX Insurance Protection NuCel Exclusive Offer for Nu+ Subscription Based Credit Card Colombia NuAsset NCDI11 ETF Uber Partnership AI Scam Protection Colombia Personal Loans Amazon Partnership SME Charging Assistant Subscription Manager Shopee Partnership OpenAI Benefit to UV and Nu+ NuAsset NLFA11 ETF NuCel New Plans NuScore MX Ifood Partnership New Equities Investments UI Crypto Limit Orders Multi-asset Nu Limite Garantido Secured Credit Card Colombia Burger King Partnership Strong Execution at Scale Throughout 2025 Q4’25 Results 8 Brazil: Scale & leadership Building the Largest Retail Bank in LatAm Digital Ecosystem Global AIDriven Expansion How We Performed Against our 2025 Priorities Mexico: Penetration & licensing Colombia: Growth & credit Access Credit portfolio expansion 14M customers (15% adult pop), banking license underway 4.2M customers (+70% YoY); portfolio $0.6B, scaling with healthy unit economics Total portfolio $32.7B (+40% YoY FXN); NPL 15-90 improved to 4.1% Ecosystem adoption 12M unique active customers (+58% YoY); still early at ~9% of base New verticals +4x QoQ NuCel active; +3x YoY Travel customers AI in credit decisioning (nuFormer) Deployed in Brazil CLIP, lending BR & CLIP MX still in testing AI in customer experience 10M MAU Pix with AI, agentic flows live in key experiences such as collections and card delivery, 50% notification uplift US Expansion Conditional approval for national bank charter (Jan 2026) 113M Customers, #1 private financial institution, 86% activity rate Delivered In Progress Note 1: ‘CLIP” stands for Credit Limit Increase Policy. Source: Nu Q4’25 Results 9 Results Q4’25 Note 1: Please refer to the Reconciliation Report for more information. Source: Nu. Q4’25 Results 10 Managerial P&L Rationale Q4’25 Managerial P&L (US$MM) An evolution in how we explain value creation across an increasingly multi-product, multi-segment, and multi-country platform A structural, complementary reorganization of IFRS line items to enhance comparability as the business scales A consistent definition of Managerial P&L lines grounded in economic and operational substance A framework that preserves net income, cash flow, and capital, fully reconciled to IFRS and designed for external assurance Total Revenue Credit Income Float Income Fee Income Total Direct Costs Gross Profit Opex 4,857 (2,896) 1,961 (653) Income Taxes (413) Share of Results From Associates (0.4) EBT 1,308 Net Income 895 2,778 1,409 670 Funding Cost Cost of Credit Transaction Cost Revenue-Based Taxes (1,350) (1,313) (99) (134) A Clearer View of Nubank's Operating Performance Introducing the Managerial P&L Q4’25 Results 11 15.2 14.6 16.3 18.2 20.0 21.8 4.6 4.7 5.9 6.8 7.7 8.2 1.1 1.4 1.9 2.3 2.7 2.7 20.9 20.7 24.1 27.3 30.4 32.7 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Secured Loans: 71% FXN Unsecured Loans: 55% FXN Credit Card: 32% FXN Strong Overall Credit Portfolio Expansion Credit Card Performance Remains Robust Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: All amounts are presented gross of provisions. Note 3: Secured loan includes Payroll Deductible Loans, FGTS Deductible Loans, INSS Deductible Loans and Investment Backed Loans (IBL). Note 4: Q4’25 Total Portfolio includes US$151.1MM related to the purchase of secured loan portfolio from third-parties. Source: Nu. Total Portfolio (US$BN) Total Portfolio (%) 73% 71% 68% 67% 66% 67% 22% 23% 24% 25% 25% 25% 5% 7% 8% 8% 9% 8% Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 YoY: 40% FXN 11% FXN 8% 7% FXN FXN 13% FXN Unsecured Credit Card Secured Unsecured Credit Card Secured 9% FXN Q4’25 Results 12 23.5 23.1 24.4 27.8 30.4 33.2 3.9 4.5 5.4 6.7 6.1 6.3 1.3 1.8 2.1 2.3 2.5 28.3 28.9 31.6 36.6 38.8 41.9 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Building a Scalable and Sustainable Deposit Franchise Across Latam Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico (“TIIE”), Colombia (”IBR”) and Brazil (“CDI”). Source: Nu, BCB, Banxico, Banrep. Deposits (US$BN) Cost of Deposits as a % of Interbank Rate YoY: 29% FXN 15% FXN 1% FXN 11% FXN 4% FXN 12% FXN 89% 89% 90% 91% 89% 87% Mexico Brazil Colombia Q4’25 Results 13 Risk-Adjusted NIM Drives Performance as NII Scales NII (US$MM) & Credit Loss Allowance (US$MM) & Risk Adj. NIM (%) 1,788.2 1,828.1 2,015.1 2,223.5 2,477.3 2,836.9 (801.9) (849.9) (1,041.8) (1,051.1) (1,035.8) (1,313.2) Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 CLA (US$ MM) NII (US$ MM) 8% FXN 10% FXN 7% FXN 7% FXN 13% FXN 10.6% 9.9% 9.3% 9.9% 10.8% 10.5% Risk Adj. NIM Holdings (%) 23% FXN -2% FXN -5% FXN 12% FXN 26% FXN Note 1: ‘NII’ stands for Net Interest Income and is calculated as the sum of Credit Income and Float Income less Funding Cost. Note 2: ‘Risk Adj. NIM’ stands for Risk Adjusted Net Interest Margin, is annualized, and is the ratio between NII less Cost of Credit in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory and other deposits at central banks; v) Credit card interest-earning portfolio; vi) Loans to customers (gross); vii) Other receivables; viii) Other financial assets at amortized cost; and ix) Securities assets. Note 3: Amounts are presented in US dollars and growth rates on an FX Neutral basis. Source: Nu. Q4’25 Results 14 Strong Coverage Ratios with Healthy Credit Quality Trends Note 1: Includes credit card receivables, loans to individuals and loans to companies across all geographies. Note 2: ‘NPL’ is a nonperforming loan. Source: Nu. 15-90 NPLs Coverage Ratio Over Total Balance 5.1% 5.3% 5.8% 5.9% 6.0% 6.1% 6.8% 7.0% 6.7% 6.4% 6.5% 6.7% 6.6% Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 90+ NPLs Coverage Ratio Over NPL 90+ 242.0% 245.9% 241.9% 247.4% 240.4% 249.7% 227.8% 226.0% 227.1% 247.5% 241.6% 227.8% 230.9% Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 12.2% 13.0% 14.0% 14.7% 14.3% 15.1% 15.4% 15.7% 15.3% 15.7% 15.7% 15.3% 15.2% Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 4.1% 4.7% 4.5% 4.4% 4.2% 5.1% 4.7% 4.5% 4.2% 4.8% 4.5% 4.3% 4.1% Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q4’25 Results 15 51% 46% 39% 43% 47% 42% 31% 33% 34% 30% 27% 29% 18% 21% 27% 26% 26% 29% 1,301.7 1,317.0 1,327.5 1,519.3 1,811.2 1,961.1 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Solid Gross Profit Growth Underpinned by Diversified Value Drivers Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: Credit refers to Credit Income net of applicable funding cost and Cost of Credit. Note 2: Fees is calculated as Fee Income, less Transactional Cost. Note 3: Float is calculated as the difference between Total Gross Profit and the sum of Credit and Fees components. Source: Nu. Gross Profit (US$MM) YoY: 38% FXN 7% FXN 7% FXN 1% FXN 15% FXN 11% FXN Fees Credit Float Q4’25 Results 16 Scalable Business Model Delivering Continued Operating Leverage Efficiency Ratio (%) Opex (US$ MM) Net Revenues (US$ MM) 2,103.6 2,166.9 2,369.4 2,570.4 2,847.0 3,274.3 (520.3) (469.4) (459.2) (548.1) (577.2) (652.6) Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 8% FXN 10% FXN 5% FXN 7% FXN 14% FXN 24.7% 21.7% 21.4% 21.3% 20.3% 19.9% Efficiency Ratio (%) -2% FXN 16% FXN 1% FXN -5% FXN 12% FXN Note 1: Efficiency Ratio is defined as Total Operating Expenses divided by NII and Fee Income net of Transactional Cost and Revenue-Based Taxes. Note 2: Q1'25 Efficiency Ratio includes a one-off impact of US$47 million related to the remeasurement of a specific item within deferred tax assets, booked under "Other Income and Expenses" in the P&L. Note 3: Further details on the calculation of the Efficiency Ratio, including a side-by-side comparison between the previous and new methodologies, are presented in the Appendix.. Source: Nu. Q4’25 Results 17 553.4 552.6 557.2 637.0 782.7 894.8 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 30% 29% 27% 28% 31% 33% Strong Earnings Trajectory with Sustained ROE Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: ‘ROE’ stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu. Net Income (US$MM) ROE (%) YoY: 50% FXN 5% FXN 1% FXN 11% FXN 18% FXN 13% FXN 592.2 33% 606.5 30% 694.3 31% 829.0 33% Adj. Net Income (US$MM) Adj. ROE (%) 942.8 35% 610.1 32% Q4’25 Results 18 Strong Capital Position to Fund Both Growth In Core Markets and Global Expansion Note 1: Brazil figures consider the Capital Adequacy Ratio (CAR) requirement of 10.5%, applicable to the conglomerate led by Nu Pagamentos S.A. as of December 2025, according to BCB Resolution No. 200/22. Mexico's figures consider the NICAP required for a SOFIPO type 4, equivalent to a Capital Adequacy ratio of 10.5%; Colombia's figures consider a minimum Capital Adequacy Ratio of 10.5%, applicable to Nu Financiera, as a regulated entity. Note 2: The Capital Excess includes US$ 130M of capital under approval by the Central Bank of Brazil, subsequently approved in early February 2026. Note 3: ‘Net Credit Portfolio’ is defined as Credit Card Receivables plus Loans to Customers, net of Payables to Credit Card Network. Note 4: ‘Available Funding’ is defined as Total Deposits net of Compulsory Deposits, plus Financial Bills. Capital Position (US$BN) Liquidity Position (%) 19.0 38.8 Net Credit Portfolio Available Funding 49% 3.6 2.2 3.0 8.9 Capital Requirement (Regulated Entities) Capital Excess (Regulated Entities) Nu Holdings Cash & Equivalents Capital Position Q4’25 Results 19 Closing Remarks Q4’25 Q4’25 Results 20 Q&A Q4’25 Q4’25 Results 21 Appendix Q4’25 Q4’25 Results 22 Note 1: The information presented considers credit card receivables, loans to individuals and loans to companies across all geographies. Note 2: ‘NPL’ is a nonperforming loan. Source: Nu. Renegotiated Balance (US$BN) 10.5% 9.9% 10.3% 10.1% 9.8% 9.6% % Renegotiated Between 15 & 90 Days Overdue % Renegotiated Before 15 Days Overdue % Renegotiated After 90 Days Overdue % Renegotiated Over Total Balance 55% 54% 55% 54% 54% 54% 32% 32% 31% 31% 30% 13% 14% 29% 14% 15% 16% 17% 2.2 2.3 2.6 2.8 2.9 3.2 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Coverage Ratio & NPLs of Renegotiated Balance (%) 21.9% 23.8% 23.0% 23.2% 23.1% 23.2% Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 212.4% 201.9% 200.4% 199.8% 190.6% 183.8% % NPL 90+ Coverage Ratio NPL 90+ Disciplined Renegotiation Limits Credit Risk Impact Q4’25 Results 23 Unlocking Long-Term Value Through Engagement, Monetization and Scale Note 1: Amounts are presented in US dollars. Note 2: ‘Average revenue per active customer’ or ‘ARPAC’ is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Note 3: ‘Cost to serve’ is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period. Source: Nu. Monthly ARPAC by Cohort (US$) 0.7 0.8 0.7 0.8 0.9 0.8 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 0.8 4.8 7.4 9.8 12.3 14.8 17.7 24.7 30.2 1 12 24 36 48 60 72 84 96 Months since origination Cost to Serve per Active Customer (US$) 11.1 11.1 11.6 12.5 13.8 15.0 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Monthly ARPAC (US$) YoY: 25% FXN YoY: 11% FXN Q4’25 Results 24 Refining the Efficiency Ratio To Better Reflect Operating Leverage Note 1: Q1'25 Efficiency Ratio includes a one-off impact of US$47 million related to the remeasurement of a specific item within deferred tax assets, booked under "Other Income and Expenses" in the P&L. Note 2: For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu. 45.8% 38.4% 34.9% 33.6% 32.5% 31.4% 31.0% 29.5% 27.1% 26.1% 26.6% 25.9% 25.4% 41.0% 33.2% 30.4% 28.5% 27.3% 26.4% 26.0% 24.7% 21.7% 21.4% 21.3% 20.3% 19.9% Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Efficiency Ratio* (%) Old Methodology New Methodology Definition Old Methodology Opex + Transaction Cost + Revenue-Based Taxes Credit Income + Float Income + Fee Income + Funding Cost New Methodology Opex Credit Income + Float Income + Fee Income + Funding Cost + Transaction Cost + Revenue-Based Taxes Opex (=) (+) Customer Support and Operations (+) G&A Expenses (+) Marketing Expenses (+) Other Operating Expenses * Both series use managerial numbers Q4’25 Results 25 This presentation includes financial measures defined as “non-IFRS financial measures” by the SEC, including Adjusted Net Income, certain FX Neutral measures and managerial profit and loss (P&L), and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation. Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons: Adjusted Net Income is widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired; and Non-IFRS Financial Measures and Reconciliations Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance. Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies. Q4’25 Results 26 Non-IFRS Financial Measures and Reconciliations The new managerial P&L reporting framework is intended to facilitate understanding of the underlying operational and economic drivers of the Company’s results and how value is generated across products, segments, and geographies. The managerial P&L line items are derived exclusively from the Company’s IFRS financial statements and are constructed through a defined set of operational reclassifications and tax-equivalency adjustments. Such reclassifications and adjustments are managerial and do not affect the Company’s reported net income, cash flows, equity, or regulatory capital metrics prepared in accordance with IFRS. Operational reclassifications are applied to align income, costs, and expenses with the economic activities to which they relate, with the objective of improving comparability, analytical consistency, and transparency of operating performance. These reclassifications represent presentation-only changes between income statement line items. As part of the managerial P&L view, the Company applies a defined set of tax-equivalency adjustments designed to improve comparability of pre-tax performance metrics for managerial analysis across components subject to specific statutory tax treatments. Conceptually, tax-equivalency adjustments normalize statutory tax effects so that the underlying economic contribution of certain products, services, and activities can be compared on a consistent pre-tax basis. These adjustments are net-income neutral and do not alter reported income tax expenses under IFRS or cash taxes paid. The methodologies, definitions, and classification principles underlying the managerial P&L view are applied consistently across periods. This marks the formal introduction of the framework. Any future enhancements to the framework or its presentation will be disclosed transparently and supported by appropriate reconciliation to IFRS results. IFRS consolidated financial statements remain the sole basis for statutory reporting and constitute the source of truth for all accounting purposes. Source: Nu. Q4’25 Results 27 Managerial P&L - Bridge From Accounting to Managerial Non-IFRS Financial Measures and Reconciliations Q4’25 Nu Holdings - Consolidated (US$ million) Accounting P&L Reclassifications & Adjustments Managerial P&L Total Revenue 4,685.9 171.4 4,857.3 Credit Income 2,732.0 46.0 2,778.0 Float Income 1,264.3 144.6 1,408.9 Fee Income 689.5 (19.1) 670.4 Total Direct Costs (2,742.8) (153.4) (2,896.2) Funding Cost (1,376.8) 26.8 (1,350.0) Cost of Credit (1,241.7) (71.6) (1,313.2) Transaction Cost (124.4) 25.4 (99.0) Revenue-Based Taxes 0.0 (134.0) (134.0) Gross Profit 1,943.0 18.0 1,961.1 Operating Expenses (865.0) 212.3 (652.6) Customer Support and Operations (164.0) 0.0 (164.0) G&A Expenses (440.1) 75.2 (364.9) Marketing Expenses (121.0) 26.8 (94.2) Other Operating Expenses (139.8) 110.3 (29.5) Share of Results From Associates (0.4) 0.0 (0.4) EBT 1,077.7 230.4 1,308.1 Income Taxes (182.9) (230.4) (413.3) Net Income 894.8 0.0 894.8 Q4’25 Results 28 Source: Nu. Adjusted Net Income Non-IFRS Financial Measures and Reconciliations Nu Holdings - Consolidated As reported For the three-month period ended Adjusted Net Income (US$ million) Dec 31, 2025 Sep 30, 2025 Dec 31, 2024 Profit attributable to shareholders of the parent company 892.4 782.5 552.6 Share-based compensation 79.6 88.3 68.9 Allocated tax effects on share-based compensation (26.0) (31.8) (21.4) Hedge of the tax effects on share-based compensation (3.2) (10.0) 10.0 Adjusted Net Income for the period 942.8 829.0 610.1 Q4’25 Results 29 Note 1: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII (Net Interest Income) and Fees and Commission Income. Note 2: Costs include transactional costs and operating expenses. Source: Nu. Q4’22 and FY22 Metrics adjusted by the CSA cancellation Nu Holdings - Consolidated December 31, 2022 US$ million As presented in the financial statements CSA termination adjustment As presented in the earnings presentation Net income (loss) – for the three-month period ended (297.6) 355.6 58.0 Net income (loss) – for the year ended (364.6) 355.6 (9.1) Costs – for the three-month period ended (849.6) 355.6 (494.0) Total operating expenses – for the three-month period ended (800.1) 355.6 (444.5) Total operating expenses – for the year ended (1,972.0) 355.6 (1,616.4) Nu Holdings - Consolidated December 31, 2022 Calculated using financial statements CSA termination adjustment As presented in the earnings presentation Efficiency ratio – for the three-month period ended (New Methodology) 77.4% (36.4)% 41.0% Efficiency ratio – for the three-month period ended (Old Methodology) 74.6% (28.7)% 45.8% Non-IFRS Financial Measures and Reconciliations Q4’25 Results 30 Note 1: ‘ROE’ stands for Return on Equity. It is annualized. Source: Nu. Equity and Annualized ROE/Adjusted ROE Non-IFRS Financial Measures and Reconciliations US$ million Reconciliation - ROE Nu Holdings - Consolidated Q4’24 Q1’25 Q2’25 Q3’25 Q4’25 Total equity at the end of the period 7,647.1 8,607.9 9,574.8 10,552.0 11,332.6 Net Income for the period 552.6 557.2 637.0 782.7 894.8 Adjusted Net Income for the period 610.1 606.5 694.5 829.0 942.8 Annualized ROE 29% 27% 28% 31% 33% Annualized Adjusted ROE 32% 30% 31% 33% 35% Q4’25 Results 31 FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook. FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information. The FX Neutral measures for the three months ended December 31, 2024 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais / U.S. dollars exchange rate for the three months ended December 31, 2024 (R$5.8402 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by average based on the USD/BRL spot last price rate for all business days within the reporting in the three months ended December 31, 2024 (R$5,3988 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended December 31, 2025. Non-IFRS Financial Measures and Reconciliations The average Brazilian reais/U.S. dollars exchange rates were calculated as the average based on the USD/BRL spot last price rate for all business days within the reporting in the three months ended December 31, 2025 and 2024 as reported by Bloomberg. FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot last price rate as December 31, 2025 (R$5.4956 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on December 31, 2024. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg. Q4’25 Results 32 FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP"). As of January 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 6.0137, MXN 20.5668 and COP 4,283.6541 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.8443, MXN 20.6780 and COP 4,208.5200 to US$ 1.00). As of February 29, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.7665, MXN 20.4517 and COP 4,128.9795 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.8846, MXN 20.5511 and COP 4,153.9200 to US$ 1.00). As of March 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5,7442, MXN 20,2251 and COP 4,137.1848 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.7058, MXN 20.4711 and COP 4,183.5200 to US$ 1.00). As of April 30, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.7441, MXN 19.9951 and COP 4,274.0429 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.6733, MXN 19.6154 and COP 4,225.6000 to US$ 1.00). Non-IFRS Financial Measures and Reconciliations As of May 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.6715, MXN 19.4414 and COP 4,197.2262 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.7234, MXN 19.4377 and COP 4,159.4300 to US$ 1.00). As of June 30, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.5414, MXN 19.0205 and COP 4,109.0480 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.4316, MXN 18.7475 and COP 4,087.6200 to US$ 1.00). As of July 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.5314, MXN 18.6954 and COP 4,054.6048 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.6003, MXN 18.8759 and COP 4,186.7700 to US$ 1.00). As of August 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.4452, MXN 18.7032 and COP 4,042.9638 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.4297, MXN 18.6564 and COP 4,020.9800 to US$ 1.00). As of September 30, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.3674, MXN 18.4867 and COP 3,918.6823 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.3217, MXN 18.3123 and COP 3,921.2500 to US$ 1.00). Q4’25 Results 33 As of October 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.3890, MXN 18.4345 and COP 3,880.9543 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.3770, MXN 18.5500 and COP 3,855.9800 to US$ 1.00). As of November 30, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.3396, MXN 18.4143 and COP 3,772.4450 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.3349, MXN 18.2955 and COP 3,754.7500 to US$ 1.00). As of December 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.4601, MXN 18.0713 and COP 3,804.3736 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.4956, MXN 18.0080 and COP 3,774.7200 to US$ 1.00). Equity figures are translated using the FX Rate on the date of each transaction Non-IFRS Financial Measures and Reconciliations Q4’25 Results 34 Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date. CDI (“Certificado de Depósito Interbancário”) - Brazilian interbank deposit rate. Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date. Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account. ECL or ECL Allowance - means the expected credit losses in Nu's credit operations, including loans and credit cards. Efficiency ratio – refers to the ratio between Total Operating Expenses divided by Net Interest Income and Fee Income net of Transactional Cost and Revenue-Based Taxes. Foreign Exchange ("FX”) Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see “Non-IFRS Financial Measures and Reconciliations”. IBR (“Indicador Bancario de Referencia”) - Colombian interbank deposit rate. Interest-Earning Portfolio ("IEP") - consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date. Glossary Loan-to-Deposit Ratio (“LDR”) - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period. Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days. Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Monthly Average Revenue per Active Customer or Monthly ARPAC ("ARPAC") - is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Q4’25 Results 35 Net Interest Income ("NII") - is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses. Net Interest Margin ("NIM") - is defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost. Non-Performing Loans ("NPL") - is defined as the non-performing loans balance (e.g. NPLs 15 to 90 days or 90+ days) divided by the total outstanding balance of consumer credit portfolio (i.e. excluding SMEs). Nu Pagamentos - Nu Holdings’ subsidiary in Brazil. Nu Financiera - Nu Holding’s subsidiary in Colombia. Primary Banking Account ("PBA") - refers to Nu’s relationship with those customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months. Purchase Volume ("PV") - is defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers. Glossary Recovery - is the estimated amount of a defaulted contract with a customer that the company expects to receive. Risk-Adjusted Net Interest Margin ("Risk-adjusted NIM") - is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interestearning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other receivables ix) Other financial assets at amortized cost x) Securities. SMEs - small and medium-sized enterprises. TIIE (“Tasa de Interés Interbancaria de Equilibrio”) - Mexican interbank deposit rate. Total Portfolio - is the addition of credit card exposures and loans to customers. Write-off - constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows. Q4’25 Results 36 www.investors.nu investors@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  February 25, 2026